Exhibit 97.1
TRICO BANCSHARES

COMPENSATION CLAWBACK POLICY

I.Purpose and Scope

The Board of Directors the (“Board”) of TriCo Bancshares believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this compensation clawback policy (the “Policy”), which provides for the recovery of erroneously awarded Compensation in the event of a Triggering Event.

This Policy is designed to comply with, and shall be interpreted to be consistent with Rule 5608 of the Nasdaq Stock Market (“Nasdaq”), Section 10D of the Exchange Act, Rule 10D-1 of the Securities and Exchange Commission (the “SEC”) under the Exchange Act (together, the “Clawback Rules”) and other SEC and Nasdaq regulations and rules and guidance thereunder.

Certain capitalized terms are defined below in Section XIII – Definitions.

II.Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”).

Any determinations made by the Committee shall be final and binding. In addition, the Company shall file all disclosures with respect to this Policy in accordance with the Clawback Rules, including the disclosures required by the applicable SEC regulations and any rules or standards adopted by Nasdaq. The Committee has the power and authority to enforce the terms and conditions of this Policy and to use any and all of the Company’s resources it deems appropriate to recoup any excess Compensation subject to this Policy.

III.Covered Executives

This Policy applies to the Company’s current and former Covered Executives, as determined by the Committee in accordance with the Clawback Rules.

IV.Events That Trigger Recoupment Under This Policy

The Company will be required to recoup any excess Compensation received by any Covered Executive during the three completed fiscal years (together with any interim stub fiscal year period(s) of less than nine months resulting from Company’s transition to different fiscal year measurement dates) immediately preceding the date the Company is deemed (as determined pursuant to the immediately following sentence) to be required to prepare a Covered Accounting Restatement (the “Three-Year Recovery Period”) irrespective of any fault, misconduct or responsibility of such Covered Executive for the Covered Accounting Restatement. For purposes of immediately preceding sentence, the Company is deemed to be required to prepare a Covered Accounting Restatement on the earlier of: (A) the date upon which the Board or a Board committee, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Covered Accounting Restatement (each, a “Triggering Event”).

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V.Excess Compensation: Amount Subject to Recovery

The amount of Compensation to be recovered shall be the excess of the Compensation received by the Covered Executive over the amount of Compensation which would have been received by the Covered Executive had the amount of such Compensation been calculated based on the restated amounts, as determined by the Committee. For purposes of this Policy, Compensation shall be deemed “received”, either wholly or in part, in the fiscal year during which any applicable Financial Reporting Measure is attained, even if the payment, vesting or grant of such Compensation occurs after the end of such fiscal year. Amounts required to be recouped under this Policy shall be calculated on a pre-tax basis. The date of receipt of the Compensation depends upon the terms of the award. For example:

a.If the grant of an award of Compensation is based, either wholly or in part, on the satisfaction of a Financial Reporting Measure performance goal, then the award would be deemed received in the fiscal period when that measure was satisfied;
b.If the vesting of an equity award of Compensation occurs only upon the satisfaction of a Financial Reporting Measure performance condition, then the award would be deemed received in the fiscal period when it vests;
c.If the earning of a non-equity incentive plan award of Compensation is based on the satisfaction of the relevant Financial Reporting Measure performance goal, then the non-equity incentive plan award will be deemed received in the fiscal year in which that performance goal is satisfied; and
d.If the earning of a cash award of Compensation is based on the satisfaction of a Financial Reporting Measure performance goal, then the cash award will be deemed received in the fiscal period when that measure is satisfied.

It is specifically understood that, to the extent that the impact of the Covered Accounting Restatement on the amount of Compensation received cannot be calculated directly from the information in the Covered Accounting Restatement (for example, if such restatement’s impact on the Company’s share price is not clear), then such excess amount of Compensation shall be determined based on the Committee’s reasonable estimate of the effect of the Covered Accounting Restatement on the share price or total shareholder return upon which the Compensation was received. The Company shall maintain documentation for the determination of such excess amount and provide such documentation to Nasdaq.

VI.Method of Recovery

The Committee shall determine, in its sole discretion, the methods for recovering excess Compensation hereunder, which methods may include, without limitation:

a.requiring reimbursement of cash Compensation previously paid;

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b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
d.cancelling outstanding vested or unvested equity awards; and/or
e.taking any other remedial and recovery action permitted by law, as determined by the Committee.

Notwithstanding anything in this Section VI, and subject to applicable law, the Committee may cause recoupment under this Policy from any amount of Compensation approved, awarded, granted, paid, or payable to any Covered Executive prior to, on, or following the Effective Date.

I.Impracticability

The Committee shall recover any excess Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with the Clawback Rules. It is specifically understood that recovery will only be deemed impractical if: (A) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (before concluding that it would be impracticable to recover any amount of erroneously awarded Compensation based on expense of enforcement, the Committee shall make a reasonable attempt to recover such erroneously awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq); (B) recovery would violate home country law where that law was adopted prior to the November 28, 2022 (before concluding that it would be impracticable to recover any amount of erroneously awarded Compensation based on violation of home country law, the Committee shall obtain an opinion of home country counsel, acceptable to the applicable national securities exchange or association on which Company’s common shares are trading, that recovery would result in such a violation, and must provide such opinion to the exchange or association); or (C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), and the regulations promulgated thereunder.

II.Other Recoupment Rights; Acknowledgement

The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. The Company shall provide notice and seek written acknowledgement of this Policy from each Covered Executive [(such written acknowledgement evidenced in the form attached in Appendix I hereto)]; provided, that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy to, or against, any Covered Executive.

III.No Indemnification of Covered Executives

Notwithstanding any right to indemnification under any plan, policy or agreement of the Company or any of its affiliates, the Company shall not indemnify any Covered Executive against the loss of any excess Compensation recouped under this Policy. In addition, the Company shall not pay or reimburse a Covered Executive for premiums of any third-party insurance purchased to fund any potential recovery obligations.

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IV.Indemnification

To the extent allowable pursuant to applicable law, each member of the Board and the Committee and any officer or other employee to whom authority to administer any component of this Policy is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to this Policy and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall be in addition to, and shall not be exclusive of, any other rights of indemnification to which such individuals may be entitled pursuant to the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

V.Effective Date

This Policy shall be effective as of October 2, 2023. This Policy shall apply to any Compensation that is received by Covered Executives on or after the Effective Date, even if such Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date.

VI.Amendment and Termination; Interpretation

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect and comply with further regulations, rules and guidance of the SEC and Nasdaq rules. The Board may terminate this Policy at any time. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy is designed and intended to be interpreted in a manner that is consistent with the requirements of the Clawback Rules, and other regulations, rules and guidance of the SEC thereunder, and related securities regulations and Nasdaq rules. To the extent of any inconsistency between this Policy and such regulations, rules and guidance, such regulations, rules and guidance shall control and this Policy shall be deemed amended to incorporate such regulations, rules and guidance unless the Board or the Committee shall expressly determine otherwise. This Policy shall be applicable, binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives, to the fullest extent of the law. For the avoidance of doubt, this Policy shall be in addition to (and not in substitution of) any other clawback policy of the Company in effect from time to time or applicable to any Covered Executive.

VII.Definitions

For purposes of this Policy, the following terms shall have the following meanings:

1.“Company” means TriCo Bancshares, its subsidiaries, and their successors.

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2.“Compensation” means any compensation that (A) was approved, awarded or granted to, or earned by a Covered Executive while the Company has a class of securities listed on a national securities exchange or a national securities association, and (B) approved, awarded or granted to, or earned by the Covered Executive following on or after the Effective Date (including any award under any long-term or short-term incentive compensation plan of the Company, including any other short-term or long-term cash or equity incentive award or any other payment) that, in each case, is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure (i.e., any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return). Compensation may include (but is not limited to) any of the following:

a.Annual bonuses and other short- and long-term cash incentives;
b.Stock options;
c.Stock appreciation rights;
d.Restricted shares;
e.Restricted share units;
f.Performance shares; and
g.Performance shares units.

3.A “Covered Accounting Restatement” means any accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws. A Covered Accounting Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements). A Covered Accounting Restatement does not include (A) an out-of-period adjustment when the error is immaterial to the previously issued financial statements, and the correction of the error is also immaterial to the current period; (B) the retrospective application of a change in accounting principle; (C) the retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (D) the retrospective reclassification due to a discontinued operation; (E) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; or (F) the retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

4.“Covered Executive” means any person who:

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a.Has received applicable Compensation:
i. During the Three-Year Recovery Period; and
ii. After beginning service as an Executive Officer; and
b.Has served as an Executive Officer at any time during the performance period for such Compensation.

5.“Exchange Act” means the Securities Exchange Act of 1934, as amended.

6.“Executive Officer(s)” means an “executive officer” as defined in Exchange Act Rule 10D-1(d) and the Nasdaq Rule 5608, and includes any person who is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the issuer in charge of a principal business unit, division, or function (such as credit, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (with any executive officers of the Company’s parent(s) or subsidiaries being deemed Covered Executives of the Company if they perform such policy making functions for the Company), and such other senior executives or employees who may from time to time be deemed subject to the Policy by the Board in its sole discretion. All executive officers of the Company identified by the Board pursuant to 17 CFR 229.401(b) shall be deemed “Executive Officers.”

7.“Financial Reporting Measure(s)” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, including share price and total shareholder return, including, but not limited to, financial reporting measures including “non-GAAP financial measures” for purposes of Exchange Act Regulation G and 17 CFR 229.10, as well other measures, metrics and ratios that are not non-GAAP measures. Financial Reporting Measures may or may not be included in a filing with the SEC, and may be presented outside the Company’s financial statements, such as in Management’s Discussion and Analysis of Financial Conditions and Results of Operations or in a performance graph. Financial Reporting Measures include, without limitation:

a.Company share price;
b.Total shareholder return;
c.Revenues;
d.Net income;
e.Earnings before interest, taxes, depreciation, and amortization (EBITDA);
f.Funds from operations;

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g.Liquidity measures such as working capital or operating cash flow;
h.Return measures such as return on invested capital or return on assets; and
i.Earnings measures such as earnings per share.

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APPENDIX I

Acknowledgment of Compensation Clawback Policy

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the TriCo Bancshares Compensation Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) if I am a “Covered Executive” or become a “Covered Executive.”

In the event of any inconsistency between the Policy and the terms of any agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been, or will be, granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:                            Date:
[Name]
[Title]

SMRH:4867-2849-7016.1